UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.

In the Matter of

HOLYOKE WATER POWER           CERTIFICATE
COMPANY ("HWP") AND           PURSUANT TO
HOLYOKE POWER AND             RULE 24
ELECTRIC COMPANY ("HG&E")

File No.  70-9943
(Public Utility Holding
Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, and with reference to the transaction proposed in the Application/Declaration on Form U-1 (the "Application") in File No. 70-9943, HWP and HP&E hereby report and certify as follows:

On December 14, 2001, HWP and HP&E sold and transferred certain hydroelectric generating facilities, associated distribution assets and other related assets to The City of Holyoke Gas and Electric Department, pursuant to a Settlement Agreement among The City of Holyoke Gas and
Electric Company, Holyoke Water Power Company and Holyoke
Power and Electric Company, dated June 7, 2001, a copy of which was filed as an exhibit to the Application.

The transaction referenced above was carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on December 6, 2001 in this file.

Submitted with this Certificate is the "past tense" opinion of counsel.

December 18, 2001

HOLYOKE WATER POWER COMPANY
HOLYOKE POWER AND ELECTRIC COMPANY


By:    /s/ Gregory B. Butler
       Gregory B. Butler
       Vice President, Secretary and General Counsel,
       Northeast Utilities Service Company,
       as Agent for the above-named companies